FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

October 31, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:	Google Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 15, 2008

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 9, 2008 relating to the above referenced filings (the “Filings”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding this request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Securities and Exchange Commission

October 31, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

1. We note your response to prior comment 5 regarding the traffic acquisition costs paid under your AdSense and distribution arrangements. Please further clarify the following with as much detail as possible:

•

Explain why you believe it is appropriate to classify guaranteed minimum revenue share payments for AdSense arrangements in excess of any related direct revenues as cost of revenues. In this respect, one of your justifications for entering into “money losing” agreements is that overpayments represent costs to attract more advertisers and to enhance your presence in a particular geographic area or industry. Such costs appear to be marketing or advertising related. Please tell us why this intrinsic marketing or advertising effort would not result in characterizing the recognized expected losses as sales and marketing expenses.

We advise the Staff that we have entered into a small number of AdSense arrangements under which we anticipated we would pay our Google Network members more than the fees we expected to receive from advertisers in connection with the paid clicks on those members’ sites. One of the justifications for entering into such agreements is to improve our “reach” or “network” in the belief that it will attract more advertisers and ultimately result in more net revenues on an enterprise-wide basis.

We did consider the merits of classifying any loss amount, or even any loss amount plus a “reasonable” profit margin, as sales and marketing expense. However, we ultimately concluded that it is most appropriate to classify all of these fees paid to our Google Network members as traffic acquisition costs (TAC) for the following reasons:

•

All AdSense deals improve our “reach” or “network.” In addition, the search boxes on our Google Network members’ sites state “Powered by Google.” As a result, we realize some degree of marketing benefit from all of our AdSense arrangements, whether or not they are money losing.

Securities and Exchange Commission

October 31, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

•

As all AdSense deals have some marketing element, we believe it would therefore be inconsistent to split the revenue share payments between TAC and marketing expenses for only those arrangements that are money losing.

•

Of those AdSense arrangements that have lost money, most became less unprofitable or even more profitable over each subsequent quarter of the term. It would have been inconsistent under any of those particular arrangements to recognize marketing expense equal to a residual amount (i.e., equal to the loss amount or equal to the loss amount plus a “reasonable” profit margin). The residual amount would have been different each quarter and likely would not have been reflective of any marketing benefit. For instance, to the extent revenues increased under a particular arrangement, which might be a reasonable proxy for any marketing benefit, the amount of marketing expense we would recognize under a residual method would actually decrease (or be eliminated all together) and vice versa.

•

It would be very difficult and highly subjective to allocate our revenue share payments between TAC and marketing expense. In any event, we do not believe it would be meaningful to the user of the financial statements to do so.

•

We believe it is more meaningful to the user of the financial statements to account for all amounts paid to our Google Network members as TAC. The TAC line is reviewed with keen interest by analysts and others, many of whom subtract TAC from revenue to arrive at a net revenue amount. If we were to allocate revenue share between TAC and marketing expense, most users of our financial statements would likely add those amounts back together to get to a “true” revenue share amount (that is, the amount we pay our partners for units of traffic).

•

In any event, only a small portion of our AdSense deals have ever been money losing. Further, loss amounts have never exceeded approximately [CONFIDENTIAL**] percent of TAC in any of the years presented.

•

Further explain how you determined that your distribution agreements to deliver access points meet the definition of an executory contract. In this regard, tell us how you determined that a distribution partners’ preclusion from removing or otherwise disrupting access points previously delivered represents a material on-going performance obligation. In addition, describe whether there are any

Securities and Exchange Commission

October 31, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

contractual obligations with respect to the user of the access point. Your response should clarify what rights or future economic benefits you control in relation to the user of the access point. That is, explain how you control the access point users’ decision to utilize or remove the access points delivered.

We advise the Staff that under our distribution arrangements, our partners are specifically precluded from removing or otherwise disrupting access points previously delivered. This is not a trivial preclusion. Without it, partners would be free to execute arrangements with our competitors to remove or otherwise disrupt access points previously delivered which would meaningfully diminish their value. Accordingly, and in a very competitive market, we believe this preclusion is an on-going duty or obligation. As a result, we believe that our distribution arrangements meet the definition of an executory contract under EITF 03-17, Subsequent Accounting for Executory Contracts That Have been Recognized on an Entity’s Balance Sheet.

We do not control the access point users’ decision to utilize or remove the access points delivered. However, as we have previously noted, we can disable any access point.

We understand that there may be differing views as to whether the distribution agreements meet the definition of an executory contract. Even if these arrangements were not considered executory contracts, we continue to believe our accounting for these arrangements is appropriate for the reasons noted in our prior responses.

•

Please clarify the portion of your response that indicates you track fees paid for individual access points by month on a pooled basis. In this respect, further explain how you assemble the individual access point fees by month on a pooled basis and tell us whether you consider the individual access points resulting from different types and classes of distribution partners to have different characteristics. Tell us whether there are any access points that are not profitable on an individual basis. Clarify why you do not evaluate impairment at the individual access point level when you appear to track revenues at this level. Cite the authoritative accounting guidance that you relied upon to support your impairment accounting for the individual access points by month on a pooled basis.

We advise the Staff that we review the characteristics of the access points distributed by partner, by type and by region. To the extent the average period of time, or pattern over which, we realize revenue from a specific set of access points is materially different from the overall average, and if the distribution fees are material, we will amortize them over their own average useful life. To date, no specific access points have met these criteria.

Securities and Exchange Commission

October 31, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

There are certainly access points that are not profitable on an individual basis.

As we have noted previously, accounting for these fees on a “pooled” basis is consistent with how we evaluate the economic merits of this program – that is, through a comparison of the aggregate fees we pay for the distribution of the access points and the revenues we realize from them. Further, we determine the price we are willing to pay for the distribution of an access point based on the average revenue we expect to realize from it. Of course there will be certain access points that generate more revenues and others less, but we believe that is not meaningful in the context of how we evaluate the merits of this program and consequently, how we account for it.

Accordingly, it would not be reflective of the economics of the program to write-off fees paid for individual access points that were impaired so long as the access points in total embody a probable future benefit that contributes to future net cash inflows.

For example, assume that we hypothetically paid $1 million for the distribution of one million access points and that all but one of these access points is dead on arrival. However we know, based on historical data, that we will reap net cash inflows in excess of $1 million from that one access point. We believe it is more reflective of the economics of the arrangement in this example to amortize $1 million over the average life of the access points rather than expense $999,999 up front and amortize $1 over its useful life. Further, this is similar to any inventory build; the cost of the units that are never completed, or from which no utility is reaped, are absorbed into the cost of the units that are. In other words, the poorer the yield, the greater the cost of the finished units.

In any event, it would be next to impossible to separately account for each of the over [CONFIDENTIAL**] million access points based on individual usage data.

Finally, for the purpose of recognition and measurement of an impairment loss, in the Basis for Conclusions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), paragraph B45 acknowledges that the determination of asset groups requires significant judgment and that various facts and circumstances will influence management’s judgment about how to group long-lived assets for impairment testing. For the reasons noted above and in prior responses, we believe it is most appropriate to aggregate access points on a pooled basis for impairment testing.

* * * * *

Securities and Exchange Commission

October 31, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0301

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/469-0208 and 650/240-3928). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Vice President, Finance & Chief Accountant

cc:	Patrick Pichette

David Drummond

Kent Walker

Donald Harrison

Katherine Stephens